FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

November 3, 2009

Item 3

News Release

Issued November 3, 2009 disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, November 3, 2009 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) a leader in biomass-to-biofuel technology, announced that it has received a new order for BioOil from a US based client.  The order for nine shipments of BioOil to be delivered over a period of 3 months has an estimated value of $ 130,000 and takes planned deliveries from the plant to April 2010. The extension follows an initial order for 18 shipments of BioOil received earlier in the year.  To date 50% of the shipments corresponding to the initial order have been produced. The extension takes the total value of the contract at approximately at $390,000. Dynamotive disclosed that it is in negotiations for deliveries beyond the current extension with the client and that it has delivered sample shipments of BioOil and char to other potential buyers in continuation of its marketing efforts.

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, November 3, 2009 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) a leader in biomass-to-biofuel technology, announced that it has received a new order for BioOil from a US based client.  The order for nine shipments of BioOil to be delivered over a period of 3 months has an estimated value of $ 130,000 and takes planned deliveries from the plant to April 2010. The extension follows an initial order for 18 shipments of BioOil received earlier in the year.  To date 50% of the shipments corresponding to the initial order have been produced. The extension takes the total value of the contract at approximately at $390,000. Dynamotive disclosed that it is in negotiations for deliveries beyond the current extension with the client and that it has delivered sample shipments of BioOil and char to other potential buyers in continuation of its marketing efforts.

The plant operated dry biomass input capacities of 100 metric tons per day (> 75% of nominal capacity) and peak feed rates of 116.8 metric tons per day (90 % of nominal capacity) for a number of days.

Dynamotive’s West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility in Ontario, Canada.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

November 3, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION                       NEWS RELEASE: NOVEMBER 3, 2009

Dynamotive’s West Lorne Plant Receives Order Extension for a Further 9 Shipments of BioOil® from US Client

VANCOUVER, BC, CANADA, November 3, 2009 - Dynamotive Energy Systems Corporation (OTCBB:DYMTF) a leader in biomass-to-biofuel technology, announced that it has received a new order for BioOil from a US based client.  The order for nine shipments of BioOil to be delivered over a period of 3 months has an estimated value of $ 130,000 and takes planned deliveries from the plant to April 2010. The extension follows an initial order for 18 shipments of BioOil received earlier in the year.  To date 50% of the shipments corresponding to the initial order have been produced. The extension takes the total value of the contract at approximately at $390,000. Dynamotive disclosed that it is in negotiations for deliveries beyond the current extension with the client and that it has delivered sample shipments of BioOil and char to other potential buyers in continuation of its marketing efforts.

The plant operated dry biomass input capacities of 100 metric tons per day (> 75% of nominal capacity) and peak feed rates of 116.8 metric tons per day (90 % of nominal capacity) for a number of days.

Dynamotive’s West Lorne plant is capable of processing up to 130 tonnes per day of biomass and is located within a wood flooring manufacturing facility in Ontario, Canada.

® BioOil is a registered trademark of DynaMotive Energy Systems Corp.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website www.dynamotive.com.

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulphur oxide gases (‘SOx’), which are a prime cause of acid rain. BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada’s Environmental Choice Program. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contacts:

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Information

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements".  Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements.  Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions.  These risks are generally outlined in the company's 20F and other disclosure filings with the Securities and Exchange Commission.